UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2019

CNote Group, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-2784287

State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

CNote Notes

(Title of each class of securities issues pursuant to Regulation A)

2323 Broadway, Oakland, California 94612

(Full mailing address of principal executive offices)

800-449-6275

(Issuer’s telephone number, including area code)

EXPLANATORY NOTE

This Special Report on Form 1-SA is filed herewith pursuant to Rule 257(b)(3) of Regulation A under the Securities Act of 1933, as amended, relating to the Registrant’s Offering Statement on Form 1-A, File No. 024-10686, which was qualified by the Commission in August 28, 2017.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our Company,” “us,” and “our” refer to CNote Group, Inc.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Results of Operations for the Six Months Ended June 30, 2019 and the for the Six Months Ended June 30, 2018

General and administrative expenses increased to approximately $125,000 for the six months ended June 30, 2019 from approximately $85,000 for the comparable period in the prior year. General and administrative expenses increased primarily as a result of higher payroll and professional service fees, as our Company expanded normal business operations.

Sales and marketing expenses increased to approximately $110,000 for the six months ended June 30, 2019 from $70,000 for the comparable period in the prior year. Sales and marketing expenses increased primarily as a result of higher advertising and PR expenses to promote our Company’s services.

Research and development expenses increased to approximately $97,000 for the six months ended June 30, 2019 from $60,000 for the comparable period in the prior year. Research and development expenses increased primarily as a result of continued development of technology in our web-based platform through which our customers interact with us.

Liquidity and Capital Resources

We have an accumulated deficit at June 30, 2019 of approximately $1,900,000. We expect to incur substantial expenses and generate continued operating losses until we generate gross profits sufficient to cover our operating expenses. At June 30, 2019, the Company had cash on hand of approximately $685,000. The Company is seeking to raise additional funds from accredited investors.

Cash Flows from Operating Activities

Cash used in operating activities was approximately $348,000 during the six months ended June 30, 2019. The Company used approximately $245,000 in cash flows from operations during the comparable period in the prior year. The cash flows used in operations were for the origination of loans and the issuance of notes.

Cash Flows from Investing Activities

Cash used in investing activities decreased to approximately $2,212,000 from $3,614,000 for the comparable period in the prior year. The cash used in investing activities is primarily for lending to CDFIs.

Cash Flows from Financing Activities

Cash provided by financing activities decreased to $2,810,000 from approximately $4,098,000 for the comparable period in the prior year. The cash provided by financing activities is originated from the net borrowings on notes payable as well as the issuance of convertible notes and SAFEs to private accredited investors.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. CONSOLIDATED FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of consolidated financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report for the year ended December 31, 2018 filed with its Form 1-K. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that can be expected for the year ended December 31, 2019 or for future periods.

CNote Group, Inc.

Consolidated Financial Statements as of and for the Six-Month Periods Ended June 30, 2019 and for June 30, 2018 and as of and for the Year Ended December 31, 2018

Table of Contents

Consolidated Balance Sheets	Page F-2

Consolidated Statements of Operations	Page F-3

Consolidated Statements of Stockholders’ Equity	Page F-4

Consolidated Statements of Cash Flows	Page F-5

Notes to the Consolidated Financial Statements	Page F-6

F-1

CNote Group, Inc. Consolidated

Balance Sheets

As of June 30, 2019 (unaudited) and December 31, 2018 (audited)

	June 30, 2019	December 31, 2018

Assets
Current assets:
Cash	$684,937	$435,209
Accrued interest receivable	380,495	230,412
Current portion of loans receivable	7,252,820	5,577,242
Total current assets	8,318,252	6,242,863

Software, net	189,380	178,571
Loans receivable, net of loan loss reserve	6,315,320	5,875,857
Total assets	$14,822,952	$12,297,291

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable and accrued liabilities	$5,951	$26,070
Interest payable	410,143	227,687
Current portion of notes payable, net	7,521,843	5,679,630
Current notes payable - related parties	25,000	25,000
Total current liabilities	7,962,937	5,958,387

Notes payable, net	6,362,572	6,046,427
Convertible note - related party	100,000	100,000
Convertible notes	672,000	-
Contingent obligations to issue future equity - SAFE	1,619,500	1,619,500
Total liabilities	16,717,009	13,724,314

Commitments and contingencies (Note 5)	-	-

Stockholders' Deficit:
Common stock; par value of $0.00001 per share; 10,000,000 shares authorized 6,018,750 shares issued and outstanding as of June 30, 2019 6,000,000 shares issued and outstanding as of December 31, 2018	60	60
Additional paid in capital	5,672	3,984
Accumulated deficit	(1,899,789)	(1,431,067)
Total stockholders' deficit	(1,894,057)	(1,427,023)
Total liabilities and stockholders' deficit	$14,822,952	$12,297,291

See accompanying notes to the consolidated financial statements

F-2

CNote Group, Inc.

Consolidated Statements of Operations (Unaudited)

For the Six-Month Periods Ended June 30, 2019 and June 30, 2018

	2019	2018

Revenues	$231,601	$107,063
Cost of revenues	346,137	254,386

Gross loss	(114,536)	(147,323)

Operating Expenses:
General and administrative	124,802	84,907
Sales and marketing	110,565	70,395
Research and development	97,819	59,748
Total operating expenses	333,186	215,050

Operating loss	(447,722)	(362,373)

Other expense:
Interest expense	21,000	21,000
Other expense	-	2,011
Total other expense	21,000	23,011

Net loss	$(468,722)	$(385,384)

Weighted average common shares outstanding - basic and diluted	6,007,977	6,000,000
Basic and diluted net loss per share	$(0.08)	$(0.06)

See accompanying notes to the consolidated financial statements.

F-3

CNote Group, Inc.

Consolidated Statements of Stockholders' Equity

For the Six-Month Period Ended June 30, 2019 (unaudited) and for the Year Ended December 31, 2018 (audited)

	Common Stock		Additional		Total
	Shares	Amount	Paid in Capital	Accumulated Deficit	Stockholders' Deficit
Balance - December 31, 2017 (audited)	6,000,000	$60	$-	$(540,905)	$(540,845)
Stock-based Compensation	-	-	3,984	-	3,984
Net Loss	-	-	-	(890,162)	(890,162)
Balance - December 31, 2018 (audited)	6,000,000	$60	$3,984	$(1,431,067)	$(1,427,023)
Exercise of Warrants to Purchase Common Stock	18,750	-	750	-	750
Stock-based Compensation	-	-	938	-	938
Net Loss	-	-	-	(468,722)	(468,722)
Balance - June 30, 2019 (unaudited)	6,018,750	$60	$5,672	$(1,899,789)	$(1,894,057)

See accompanying notes to the consolidated financial statements.

F-4

CNote Group, Inc.

Consolidated Statements of Cash Flows (Unaudited)

For the Six-Month Periods Ended June 30, 2019 and June 30, 2018

	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(468,722)	$(385,384)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation and amortization	21,118	34,970
Amortization of offering costs	21,000	21,000
Stock-based compensation	938	-
Provision for loan losses	65,414	105,533
Changes in operating assets and liabilities:
Accrued interest receivable	(150,083)	(78,496)
Accounts payable and acrued liabilities	(20,119)	(17,002)
Interest payable	182,456	74,399
Net cash used in operating activities	(347,998)	(244,980)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net lendings under loans receivable	(2,180,455)	(3,517,747)
Software development costs	(31,927)	(97,111)
Net cash used in investing activities	(2,212,382)	(3,614,858)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on notes payable	2,137,358	3,493,964
Issuance of convertible notes	672,000	-
Issuance of Simple Agreements for Future Equity ("SAFEs")	-	604,500
Exercise of warrants to purchase common stock	750	-
Net cash provided by financing activities	2,810,108	4,098,464
Increase in cash and cash equivalents	249,728	238,626
Cash and cash equivalents, beginning balance	435,209	410,276
Cash and cash equivalents, ending balance	$684,937	$648,902

Supplemental disclosures of cash flow information:
Cash paid for interest	$16,287	$7,132
Cash paid for income taxes	$-	$-

See accompanying notes to the consolidated financial statements.

F-5

CNOTE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Oakland, California. The financial statements of CNote Group, Inc. (which may be referred to as "CNote" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Through its online platform, CNote provides an opportunity for individuals and institutions to invest their money by purchasing notes issued by CNote, which in turn, lends funds to Community Development Financial Institutions (“CDFIs”) dispersed across the United States. CDFIs are banks, credit unions, loan funds, microloan funds or venture capital providers that focus on providing loans to businesses in economically underdeveloped cities and neighborhoods in the United States and, as such, become qualified as a CDFI by the United States Treasury. Once qualified, CDFIs are eligible to be partially funded by the United States Treasury through the CDFI Fund established in 1994.

The Company intends to offer individuals higher rates of return on their investments than is available to them through more traditional low-risk investment vehicles such as cash alternatives and fixed income products. The Company also intends to earn revenues by earning higher rates of return on its loans to CDFIs than the rates it must pay its individual lenders. The difference, or spread, between the rates CNote earns from its borrowers and the rates it pays to its lenders will constitute the primary component of the Company’s gross profits, before other direct costs of revenues such as software development costs, customer support costs, and operating expenses.

In December 2018, the Company formed a wholly owned subsidiary CNote Lending, LLC, for the purpose of holding a California Finance Lenders license pursuant to the California Financing Law and to make loans to CDFIs. CNote Lending, LLC is in the process of filing for a California Finance Lenders license. To date, the subsidiary has no operations.

The Company is still in the very early stages of developing its business. Accordingly, risks associated with startup, early stage companies apply to the Company. Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Management Plans and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated significant revenues from principal operations and has not yet proved the viability of its business model. Because losses will continue until such time that profitable operations can be obtained we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of equity and/or debt to third parties and related parties, as well as increase operating revenues. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There can be no assurances that management will be able to raise capital on terms favorable to the Company or increase revenues and margins enough to sustain operations. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The consolidated financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include but are not limited to the valuation of SAFEs, convertible promissory notes (“convertible notes”), loan loss reserves, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit-worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash equivalents include all highly-liquid debt instruments purchased with an original maturity of three months or less.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

F-6

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2019 and as of December 31, 2018. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFEs, convertible notes, notes receivable and payable and interest receivable and payable.

Loans Receivable and Notes Payable

Management expects that the terms of the Company’s loans receivable and notes payable typically will be 30 months or 60 months based on the current operating structure. In the normal course of business, the Company expects to hold such instruments to maturity. However, provisions within the terms of instruments with 30-month terms allow for liquidity on demand of 10% per quarter. Accordingly, should the need arise 40% of such loans receivable and notes payable can be due on demand within one year, and therefore the Company has classified its loans receivable and notes payable as available for sale with the due on demand portion considered short- term.

Deferred Offering Costs

The Company accounts for offering costs in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs. Prior to the completion of the offering, offering costs will be capitalized as deferred offering costs on the consolidated balance sheet. The deferred offering costs will be netted against the debt offering proceeds upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2017, $104,995 offering costs were incurred related to the Company’s Regulation A offering. As of December 31, 2017, all deferred offering costs were recorded as a discount to notes payable from the Regulation A offering and are being amortized over 30 months, which is the life of the initial notes payable under the offering. As of June 30, 2019, $73,500 of the debt discount has been amortized and recorded as interest expense in the accompanying statements of operations and $31,495 remains to be amortized over the next nine months on a straight-line basis.

Internal Use Software

The Company has incurred software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver services. In accordance with ASC 350-40, Internal-Use Software, the Company has capitalized development costs related to these software applications. The company will begin to amortize these costs once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. During 2017, the Company commenced capitalization of internal software. Software development capitalized during 2017 and 2018 totaled $231,366, of which $126,709 was for an initial release of software. The Company is amortizing the initial release of the software based on the in-service date over 36 months on a straight-line basis. Software development costs totaling $31,927 for not yet released programs and applications were capitalized in the six months ended June 30, 2019. Amortization of capitalized software development costs recorded to expense was $21,118 and $34,970 for the six months ended June 30, 2019 and 2018, respectively. Accumulated amortization as of June 30, 2019 and December 31, 2018 was $73,913 and $52,795, respectively.

Simple Agreements for Future Equity (“SAFEs”)

The Company has issued several Simple Agreements for Future Equity “SAFEs” in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note 4.)

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of June 30, 2019 and December 31, 2018, the fair values of the SAFEs are equal to their face amounts that are the amounts of initial investment, as evidenced by the SAFE amounts being transacted in arm’s length transactions with unrelated parties.

Convertible Promissory Notes (“convertible notes”)

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to the convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

The Company has determined that the terms of the convertible notes do not require bifurcation as discussed above. The Company determined that these notes may contain a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the discounted conversion features. In accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather will be recognized upon the occurrence of the contingent event. (See Note 4.) The convertible notes are recorded as long-term liabilities at their face value, which is equivalent to the proceeds received for issuance.

Stock Options and Warrants

The Company has issued stock options and warrants to employees and to key advisors as compensation for services performed. The Company has accounted for these awards under ASC section 718 and Accounting Standards Update (“ASU”) 2018-07. The options and warrants and the services received were recorded at the fair value of the options and warrants at their grant dates, using an established options pricing model. (See Note 8.)

Revenue Recognition and Cost of Revenues

CNote uses the money it borrows from individuals to loan money to CDFIs. The Company earns interest on its loans to CDFIs, which are currently the primary source of its revenues. All such loans to CDFIs are governed by signed contracts between the Company and the CDFI borrowers. Interest income is recorded when based on the terms of the master promissory agreement with each CDFI. The interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with normal disbursement practices per the agreement, then the Company will cease recording revenue until such time that the interest is collected.

F-7

CNote borrows money from individuals through the Company’s online platform. The Company must pay interest on the borrowings to its lenders. All such loans are governed by signed contracts between the Company and individual lenders. The interest, which accrues according to the agreements governing terms of the loans from individual lenders, constitutes the major portion of the Company’s direct cost of revenues. Other direct costs of revenues include costs of operating the online platform, provision for loan loss reserves and customer support services.

Loan Loss Reserve

The Company establishes a reserve of three percent for potential losses to all new loans extended to CDFIs. The amount of the loan loss reserve was determined based on industry norms and trends and will be updated periodically once a history of loan losses sufficient to reasonably modify the estimate of future loan losses has been established.

Reversals to the loan loss reserve will happen only when the loans mature. If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as other income at maturity of the loan. On the other hand, if any loan becomes completely unrecoverable, the entire amount of the loan will be written off, with a charge to bad debt expense, when and if facts and circumstances indicate that such a write off is necessary.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies and future online offerings. Such costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising costs expensed were $7,409 and $7,330 for the six months ended June 30, 2019 and 2018, respectively.

Income Taxes

The Company applies ASC section 740. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At June 30, 2019 and 2018, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus Common Stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. Any such Common Stock equivalents in periods where losses are incurred would be excluded as they are anti-dilutive. The Common Stock equivalents excluded from diluted earnings per share total 423,750 and 431,250 share equivalents as of June 30, 2019 and December 31, 2018, respectively.

Concentration of Credit Risk

During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of CDFIs. For example, as of June 30, 2019, CNote has extended loans to nine CDFIs. When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each CDFI borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had loans outstanding with many CDFI borrowers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNote Group, Inc., and its wholly owned subsidiary, CNote Lending, LLC. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts in the Statement of Consolidated Cash Flows have been reclassified for the six months ended June 30, 2018 to conform with the presentation for the six months ended June 30, 2019.

NOTE 3 – NOTES AND LOANS RECEIVABLE AND INTEREST RECEIVABLE

Loans receivable represent the principal amounts of outstanding loans the Company has made to CDFIs, less loan loss reserves as described below. Interest receivable represents the outstanding interest due from CDFI borrowers.

As of June 30, 2019, the Company has outstanding loans to nine CDFI borrowers totaling $13,987,773. Under terms of the respective master promissory notes, the loans earn interest at rates ranging from 3.0% to 4.5% per annum. The loans have terms of 30 to 60 months and may be prepaid by the borrower at any time without penalty. For certain of the loans having a 30 month term, the Company has the option to request repayment of 10% of the original loan amount on a quarterly basis. These requests are based on the requests of note payable holders disclosed in Note 4. As a result, for such loans the Company has classified 40% of the loan balance with 13 to 30 months remaining term as a current asset on its consolidated balance sheet.

During the six months ended June 30, 2019 and 2018, respectively, the Company was repaid approximately $933,000 and $314,800 on the principal of loans receivables which were used to repay notes payable.

As described in Note 2, the Company had recorded a provision for loan losses equal to 3% of the gross loans outstanding. As of June 30, 2019, the loan loss reserve totaled $419,633, which has been netted against the long-term portion of loans receivable.

F-8

NOTE 4 – NOTES PAYABLE, INTEREST PAYABLE AND LONG-TERM LIABILITIES

Notes payable represent the principal amounts of outstanding borrowings from individuals. Interest payable represents the outstanding interest the Company owes to the individual note holders. Notes payable from individuals are not a source of financing the Company’s operations; rather, they are used to fund CDFI loans receivable (Note 3).

As of June 30, 2019, notes payable totaled $13,940,910. Notes mature in 6 to 60 months and earn interest at the rate of 2-4.0% per annum.. Additionally, the interest rate may be adjusted to the extent rates earned from loans to CDFIs vary in the future. Certain notes with 30 month terms provide the holder an option to call 10% of the original note balance each quarter. As a result, the Company has classified 40% of such notes payable with contractual maturities of 13-30 months as a current liability on its accompanying consolidated balance sheets. As of June 30, 2019, a total of $25,000 of notes are due from related parties subject to the same terms.

As of December 31, 2018, notes payable totaled $11,803,552, of which $25,000 was due to related parties.

As of June 30, 2019, notes payable mature as follows:

Year Ending June 30,
2020	$3,403,290
2021	$7,464,822
2022	$2,972,798
2023	$-
2024	$100,000
$13,940,910

SAFEs

As of June 30, 2019, the Company has raised $1,619,500 via the issuance of SAFEs. The SAFE terms vary (discount rate varies from 80% to 100% (20% discount or 0% discount), and the Valuation Cap varies from $4,000,000 to $8,000,000). As of June 30, 2019, there has not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2. As of June 30, 2019 and December 31, 2018, management has determined that the carrying value is considered the fair value (see Note 9).

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers or directors in connection with its business.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the six months ended June 30, 2019:

Current tax provision
Federal	$-
State	-
Total	$-

Deferred tax provision (benefit) as of June 30, 2019
Federal	$(28,000)
State	(12,000)
Valuation allowance	40,000
Total	-
Total provision for income taxes	$-

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of June 30, 2019:

Deferred tax asset attributable to:
Net operating loss carryover	$439,000
Temporary differences	27,000
Valuation allowance	(466,000)
Net deferred tax asset	$-

F-9

Based on federal tax returns filed, or to be filed, through June 30, 2019, the Company had available approximately $1,472,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which allows the utilization of net operating loss carryforwards in situations in which the same business operations continue. Net operating loss carryforwards can be carried forward 20 years before expiring.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction, the Delaware state jurisdiction, and the California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

NOTE 7 – RELATED PARTY TRANSACTIONS

As of June 30, 2019 and December 31, 2018, $25,000 of the individual notes payable are due to Company’s two co-founders and two close relatives of one of the co-founders, and $100,000 of SAFEs and $100,000 of convertible notes payable are due to a close relative of a key member of management. See Note 4 for terms.

NOTE 8 – STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock, each having a par value of $0.00001. Upon Inception, and shortly after Inception, 6,000,000 shares of Common Stock were issued to the Company’s two co-founders. As of June 30, 2019, 6,018,750 shares of Common Stock are issued and outstanding, 6,000,000 of which are held by the Company two co-founders who remain active in the daily operations of the Company. In 2019, an external Company advisor acquired 18,750 shares of Common Stock through the exercise of a Stock Purchase Warrant issued in 2018.

Stock Options

In 2018, the Company’s Board of Directors adopted the CNote Group, Inc. 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”). The 2018 Equity Incentive Plan provides for the grant of equity awards to employees and consultants, including stock options, stock appreciation rights and other stock or cash-based awards. Up to 1,500,000 shares of our Common Stock may be issued pursuant to awards granted under the 2018 Equity Incentive Plan. The 2018 Equity Incentive Plan is administered by our Board of Directors, has no fixed expiration date, and may be amended, suspended, or terminated by the Board at any time.

In the six months ended June 30, 2019, the Company granted 11,250 stock options under the 2018 Equity Incentive Plan to employees. The granted options had an exercise price of $0.04, expire in ten years from the date of the grant, and vest over a four-year period. In 2018, the Company granted 412,500 stock options under the 2018 Equity Incentive Plan to various advisors and employees The granted options had an exercise price of $0.04, expire in ten years from the date of the grant, and ranged from 100% immediate vesting to vesting over a four-year period.

The stock options granted during the six months ended June 30, 2019 and the year ended December 31, 2018 were valued at a total grant date fair value of $225 and $8,250, respectively, using the Black-Scholes pricing model as indicated below:

	June 30, 2019	December 31, 2018
Expected life (range)	5.8 years	5.0-5.8 years
Risk-free interest rate (range)	2.4%	2.8-2.9%
Expected volatility	56.7%	56.8%
Annual dividend yield	0%	0%

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

Stock Purchase Warrants

In 2018, the Company granted to an advisor a Common Stock Purchase Warrant for the purchase of 18,750 shares at a purchase price of $0.04 per share. The term of the warrant was ten years. The warrant was valued at a total grant date fair value of $375 using the Black-Scholes pricing model as indicated below.

December 31, 2018
Expected life (years)	5
Risk-free interest rate	2.90%
Expected volatility	56.80%
Annual dividend yield	0%

F-10

The expected term, risk-free interest rate, expected volatility, and dividend yield assumptions used in pricing the warrants granted were derived as described above for options granted. The Warrant was exercised during the six months ended June 30, 2019.

Share-Based Awards Available for Grant

A summary of share-based awards available for grant under our 2018 Equity Incentive Plan for the six months ended June 30, 2019 and the year ended December 31, 2018 was as follows:

Shares Available for Grant
Authorized at inception of plan	1,500,000
Options granted	(412,500)
Balance at December 31, 2018 (audited)	1,087,500
Options granted	(11,250)
Balance at June 30, 2019 (unaudited)	1,076,250

Stock Option Activity and Related Share-Based Compensation Expense

A summary of stock option activity for the six months ended June 30, 2019 and the year ended December 31, 2018 was as follows:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)
Balance at December 31, 2017	-	n/a
Granted	412,500	$0.04	9.0
Exercised	-	-	-
Canceled or expired	-	-	-
Balance at December 31, 2018 (audited)	412,500	$0.04	9.0
Granted	11,250	$0.04	9.8
Exercised	-	-	-
Canceled or expired	-	-	-
Balance at June 30, 2019 (unaudited)	423,750	$0.04	9.8

At June 30, 2019, options for the purchase of 227,351 shares at a weighted average price of $0.04 per share were vested and exercisable. Expense for the issuance of stock options for the six months ended June 30, 2019 and 2018 was $938 and $0, respectively.

The Company will recognize the remaining value of the options through 2023 as follows:

July 1 through December 31, 2019	$938
2020	1,766
2021	1,149
2022	56
2023	19
$3,928

The Company recognizes stock option forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

NOTE 9 – SUBSEQUENT EVENTS

On July 25, 2019, the Company signed a new note and loan agreement with a CDFI borrower. Loans made under this agreement earn interest at 3.8% per annum and have a maturity of 30 months. As of the date hereof the Company has $505,878 of outstanding loans under this agreement.

The Company has evaluated subsequent events that occurred after June 30, 2019 through September 24, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which management believes would have a material effect on these financial statements and have not been previously disclosed.

F-11

ITEM 4. EXHIBITS

Exhibit Number	Description	Incorporated by Reference
2.1	Certificate of Incorporation.	Exhibit 2.1 to Offering Statement filed March 22, 2017 (File no. 024-10686)
2.2	Bylaws.	Exhibit 2.2 to Offering Statement filed March 22, 2017 (File no. 024-10686)
3.1	Form of CNote Note.	Exhibit 3.1 to Offering Statement filed March 22, 2017 (File no. 024-10686)
3.2	Form of SAFE.	Exhibit 3.2 to Offering Statement filed May 31, 2017 (File no. 024-10686)
3.3	Form of Convertible Note	Exhibit 3.3 to Annual Report filed April 30, 2019 (File no. 24R-00110)
4.1	Form of Subscription Agreement.	Exhibit 4.1 to Offering Statement filed March 22, 2017 (File no. 024-10686)
6.1	Form of Master Promissory Note.	Exhibit 15.1 to Offering Statement filed March 22, 2017 (File no. 024-10686)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	CNote Group, Inc

Date: September 24, 2019	By: /s/ Catherine Berman

Catherine Berman
President, Chief Executive Officer, Principal Executive Officer and Director

By: /s/ Yuliya Tarasava

Yuliya Tarasava
Chief Operating Officer, Treasurer, Principal Financial and Accounting Officer, Secretary and Director